EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, March 02, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX:BAM.A) (NYSE:BAM) (Euronext:BAMA) (“Brookfield”) today announced that it has determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX:BAM.PR.S).

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2018 to June 30, 2018 dividend period will be 0.86537% (3.471% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.2163425 per share, payable on June 29, 2018.

Brookfield Asset Management

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately US$285 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com